                                                                      EXHIBIT 99

                   DYCAM ANNOUNCES RESULTS FOR THIRD QUARTER
                           ENDED SEPTEMBER 30, 1996

                                 PRESS RELEASE

     Chatsworth, California - November 12, 1996, Dycam Inc. (AMEX: DYC) today announced results for the quarter and nine months ended September 30, 1996.

     Revenues for the third quarter ended September 30, 1996, were $568,000, an increase of $152,000 or 37% from revenues of $416,000 for the comparable period in 1995. Net losses for the quarter ended September 30, 1996 were $(269,000) or $(.09) per share as compared to net losses of $(328,000) or $(0.11) per share in the quarter ended September 30, 1995. Revenues for the nine months ended September 30, 1996 were $2,083,000, an increase of $838,000 or 67% from $1,245,000 for the nine months ended September 30, 1995. Net losses for the nine months ended September 30, 1996 were $(713,000) or $(.23) per share as compared to net losses of $(1,107,000) or $(.35) per share in the nine months ended September 30, 1995. Losses for the quarter and nine months ended September 30, 1996 were primarily the result of selling, general, and administrative expense, continuing investment in research and development, amortization of Goodwill, and increased depreciation and related expenses for leased camera systems.

     John Edling, President and CEO of Dycam Inc., commented on the third quarter results, saying, "Dycam experienced improved revenues and reduced net losses in comparison to the same period in 1995. We believe that our established capabilities in the design of digital cameras and related systems, and in integrating digital photography with specialized software to create imaging solutions, enable us to compete effectively in the digital photography industry. As the markets for digital photography mature, we look forward to many opportunities for Dycam."

     Dycam Inc., based in Chatsworth, California, has been an international leader in digital camera technology and related products for digital imaging applications since 1988. Dycam's products include gray-scale and color digital cameras, digital camera accessories and lenses, custom digital camera systems, digital camera software, and engineering services.

     With the exception of the historical information, the matters discussed in this news release include forward looking statements that involve risks and uncertainties, including the ability of Dycam to control costs and maintain pricing at levels necessary to maintain gross profit margins; the market reception for digital cameras in general, and Dycam's products specifically; the ability of certain strategic customers to successfully execute their business plans; and the effects of competition. These and other factors are discussed in Dycam's SEC filings, including the Form 10-K report for the year ended December 31, 1995.

                                  DYCAM INC.
                           STATEMENTS OF OPERATIONS
    FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995


                                                    Quarters Ended                          Nine Months Ended
                                       ---------------------------------------   ---------------------------------------
                                       September 30, 1996   September 30, 1995   September 30, 1996   September 30, 1995
                                       ------------------   ------------------   ------------------   ------------------
Revenues                                      $  568,000           $  416,000           $2,083,000           $1,245,000

Cost of revenues                                 332,000              259,000            1,254,000              823,000

Gross profit                                     236,000              157,000              829,000              422,000

Operating expenses                               541,000              565,000            1,658,000            1,727,000

Non - operating income                            36,000               80,000              116,000              198,000
                                              ----------           ----------           ----------          -----------
Loss before taxes                               (269,000)            (328,000)            (713,000)          (1,107,000)

Provision for income taxes                             0                    0                    0                    0
                                              ----------           ----------           ----------          -----------
     Net loss                                  ($269,000)           ($328,000)           ($713,000)         ($1,107,000)
                                              ==========           ==========           ==========          ===========
Net loss per share:                               ($0.09)              ($0.11)              ($0.23)              ($0.35)
                                              ==========           ==========           ==========          ===========
Weighted Average shares of common
stock outstanding:                             3,120,825            3,120,825            3,120,825            3,120,825
-----------------------------------------------------------------------------------------------------------------------

                                  DYCAM INC.
                                BALANCE SHEETS
                AS OF SEPTEMBER 30, 1996 AND DECEMBER 31, 1995

                                    September 30, 1996   December 31, 1995
                                    ------------------   -----------------
Current assets                            $1,764              $2,224
Total assets                               8,047               8,736
                                          ------              ------
Current liabilities                          223                 199
Total liabilities                            223                 199
Total stockholders' equity                 7,824               8,537
                                          ------              ------
Total liabilities and
Stockholders equity                       $8,047              $8,736
                                          ------              ------